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                              September 1, 2022

       Chen Yuanhang
       Chief Executive Officer
       LVPAI GROUP Ltd
       50 West Liberty Street, Suite 880
       Reno, Nevada 89501

                                                        Re: LVPAI GROUP Ltd
                                                            Form 10-K for the
fiscal year ended January 31 , 2022
                                                            Filed May 19, 2022
                                                            File No. 033-20966

       Dear Mr. Yuanhang:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended January 31 , 2022

       General

   1. Given that your executive officers and directors have significant ties to and/or are located within China, you
should provide specific and prominent disclosures about the legal and operational risks
associated with having business in this location, consistent with the guidance in our Sample
Letter to China-Based Companies, which was posted to our
                                                        website on December 20,
2021. You may view the Sample Letter at the following internet address:


https://www.sec.gov/corpfin/sample-letter-china-based-companies

                                                        Please position
disclosures made in response to all applicable comments in the forepart of the periodic report,
without regard to the sectional headings utilized in the Sample Letter and notwithstanding the
exemption from risk factor disclosures for smaller reporting companies. However, a
discussion of whether your auditor is subject to the determinations
 Chen Yuanhang
LVPAI GROUP Ltd
September 1, 2022
Page 2
         announced by the PCAOB on December 16, 2021, and how the Holding
Foreign
         Companies Accountable Act and related regulations may affect your company, should be provided adjacent to the cover page or in advance of the other disclosures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 with any other questions.



FirstName LastNameChen Yuanhang                            Sincerely,
Comapany NameLVPAI GROUP Ltd
                                                           Division of
Corporation Finance
September 1, 2022 Page 2                                   Office of Real
Estate & Construction
FirstName LastName